Exhibit 99.2

14. Board of Directors, Management and Supervisory Bodies and Executive Management

14.1 Board of Directors of the Company

Veolia Environment’s Combined Ordinary and Extraordinary General Meeting of Shareholders of May 16, 2012 notably:
•	Approved the appointment of the following Directors: Mrs Nathalie Rachou, Mrs Maryse Aulagnon, Mr Jacques Aschenbroich and Groupama SA, represented by Mr. Georges Ralli.
•	Renewed Mr Serge Michel as Director.
•	Ratified the co-optation, as new Director, of the Caisse des dépôts et consignations, represented by Mr. Olivier Mareuse.

As of the filing date of this update of the Registration Document, the Company’s Board of Directors comprises seventeen directors and one non-votiong member (“censeur”).

Name of the director/censeur	Date of first appointment	Date of last reappointment	Term of office expires (1) (2)
Antoine Frérot, Chairman and Chief Executive Officer	May 7, 2010	–	2014 GM
Louis Schweitzer*, Senior Independent Director	April 30, 2003	May 17, 2011	2015 GM
Jacques Aschenbroich*	May 16, 2012	_	2016 GM
Maryse Aulagnon*	May 16, 2012	_	2016 GM
Daniel Bouton*	May 11, 2006	May 7, 2010	2014 GM
Caisse des dépôts et consignations, represented by Olivier Mareuse	March 15, 2012	–	2013 GM
Pierre-André de Chalendar*	May 7, 2009	May 17, 2011	2015 GM
Paul-Louis Girardot*	May 11, 2006	May 7, 2010	2014 GM
Groupama SA* represented by Georges Ralli	May 16, 2012	_	2016 GM
Groupe Industriel Marcel Dassault* represented by Olivier Costa de Beauregard	May 7, 2010	–	2014 GM
Philippe Kourilsky	April 30, 2003	May 7, 2009	2013 GM
Serge Michel	May 11, 2006	May 16, 2012	2016 GM
Henri Proglio	April 30, 2003	May 7, 2009	2013 GM
Baudouin Prot*	April 30, 2003	May 17, 2011	2015 GM
Qatari Diar Real Estate Investment Company*, represented by Dr Mohd Alhamadi	May 7, 2010	–	2014 GM
Nathalie Rachou*	May 16, 2012	_	2016 GM
Paolo Scaroni*	December 12, 2006	May 7, 2009	2013 GM
Thierry Dassault, censeur	May 7, 2010	–	2014 GM

(1)
The duration of the directors’ term of office is 4 years since the adoption by the GM of May 7, 2009 of the resolution reducing the directors’ term of office from 6 to 4 years (instantaneous implementation provision for running corporate offices).

(2)	To allow the renewal of one quarter of the Board of Directors in accordance with the Articles of Associations, before the 2015 general meeting one director must be randomly selected from among the directors who were either appointed or had their term of office renewed during the 2012 general meeting; the term of office of the person selected in this way will be reduced to three years, that is, their term of office will expire at the close of the 2015 ordinary general meeting.
*	Independent director.

16. Operation of Management and Supervisory Bodies

16.4 Bodies created by Executive Management

16.4.1 Executive Committee

As of the date on which this update of the Registration Document was filed, the Company’s Executive Committee consists of ten members:

–	Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement;
–	Sylvain Boucher, Secretary of the Executive Committee;
–	Jérôme Gallot, Chief Executive Officer of Veolia Transdev;
–	Jean-Michel Herrewyn, Senior Executive Vice-President in charge of the Water division;
–	Franck Lacroix, Senior Executive Vice-President in charge of the Energy Services division;
–	Jean-Marie Lambert, Senior Executive Vice-President in charge of Human Resources;
–	Jérôme Le Conte, Senior Executive Vice-President in charge of the Environmental Services division;
–	Helman le Pas de Sécheval,1 Senior Executive Vice-President, General Secretary; and
–	Pierre-François Riolacci, Senior Executive Vice-President in charge of Finance.

18. Principal shareholders

18.1 Shareholders of Veolia Environnement as of June 30, 2012

The table below shows the number of shares and the corresponding percentages of share capital and voting rights held as of June 30, 2012 by Veolia Environnement’s principal known shareholders.

Each Veolia Environnement share entitles its holder to one vote. There are no shares with double voting rights or non-voting shares (however, the voting rights of treasury shares are not exercised).

To the Company’s knowledge, as of the filing date of this update of the 2011 Registration Document, no shareholder other than those listed in the table below directly or indirectly held 4% or more of the Company’s shares or voting rights.
Shareholders on June 30, 2012	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights***
Caisse des Dépôts(1)	48,570,712	9.30	48,570,712	9.56
Groupe industriel Marcel Dassault –GIMD(2)	32,888,732	6.30	32,888,732	6.47
Groupe Groupama(3)	29,366,758	5.62	29,366,758	5.78
Velo Investissement (Qatari Diar)(4)	24,681,519	4.73	24,681,519	4.86
EDF(5)	20,577,271	3.94	20,577,271	4.05
Veolia Environnement(6)	14,237,927	2.73	0 **	0
Public and oher investors	351,763,930	67.38	351,763,930	69.28
Total	522,086,849*	100.00	507,848,922**	100.00

*	It must be specified that the share capital may change over the fiscal year depending on exercise of stock options.

**	On June 30, 2012 and as of the date this update of the Registration Document was filed, Veolia Environnement held 14,237,927 treasury shares.

***	Percentage of voting rights as a share of actual voting rights (Veolia Environnement treasury shares do not exercise voting rights).

____________________________________
1 Appointed September 1, 2012.

(1)
According to the analysis of the Company’s shareholders as of June 30, 2012. To the Company’s knowledge, Caisse des Dépôts’s most recent declaration of threshold crossing was filed on June 15, 2009 (AMF Decision and Information no. 209C0862 dated June 15, 2009).

(2)
According to the statement of registered shareholders as of June 30, 2012 prepared by Société Générale (the account manager) and to the analysis of the Company’s shareholders as of June 30, 2012. To the Company’s knowledge, Groupe Industriel Marcel Dassault’s (GIMD) most recent declaration of threshold crossing was filed on March 11, 2010 (AMF Decision and Information no. 210C0246 dated March 15, 2010).

(3)
According to the analysis of the Company’s shareholders as of June 30, 2012. To the Company’s knowledge, Groupama’s most recent declaration of threshold crossing was filed on December 30, 2004 (AMF Decision and Information no. 205C0030 dated January 7, 2005).

(4)
According to the analysis of the Company’s shareholders as of June 30, 2012. To the Company’s knowledge, Groupama’s most recent declaration of threshold crossing was filed on April 15, 2010 (AMF Decision and Information no. 210C0335 dated April 16, 2010).

(5)
According to the statement of registered shareholders as of June 30, 2012 prepared by Société Générale (the account manager) and to the analysis of the Company’s shareholders as of June 30, 2012. To the Company’s knowledge, EDF’s most recent declaration of threshold crossing was filed on December 30, 2002 (Euronext notice no. 2002-4424 dated December 31, 2002). In that declaration, EDF reported that on such date it held 16,155,492 Veolia Environnement shares. Furthermore, in the amendment dated November 24, 2002 to the agreement dated June 24, 2002 described in Chapter 18, §18.2, of the 2010 Registration Document, EDF stated that it would hold shares acquired in the Company as a financial investment, that it did not seek to influence the Company’s management and that it would exercise its voting rights solely for the purpose of enhancing the value of its investment.

(6)
Treasury shares without voting rights. This figure is included in the monthly report of transactions carried out by Veolia Environnement with respect to its own shares that was filed with the Autorité des Marchés Financiers on September 3, 2012.

To the Company’s knowledge, there is no agreement between one or more of the Company’s other shareholders or any provision in a shareholders’ agreement or agreement to which the Company is a party that could have a material impact on the Company’s share price, and there is no shareholders’ agreement or other agreement of such nature to which any significant non-listed subsidiary of the Company is a party, other than the agreements with (i) EDF described in Chapter 20, § 20.1 (notes 37 and 40 to the 2011 consolidated financial statements), and in Chapter 22 of 2011 Registration Document, as well as in Chapter 20, § 20.6 (note 24 to the 2012 first half consolidated financial statements) of this update, and (ii) Caisse des Dépôts et Consignations, described in Chapter 20, §20.1 (note 40 to the 2011 consolidated financial statements) of 2011 Registration Document and in Chapter 20, §20.6 (notes 24 and 26 of the 2012 first half consolidated financial statements) of this update.

No third party controls Veolia Environnement and, to the Company’s knowledge, there is no agreement in existence that, if implemented, could at a subsequent date result in a change of control or takeover of the Company.

18.2 Changes in the Company’s shareholders

On June 14, 2012, the Company certified completion of a capital increase for cash for a total amount of €24,217,195.55, which was carried out in order to pay a share dividend in accordance with the fifth resolution adopted by the combined general shareholders’ meeting held on May 16, 2012. This transaction resulted in the issuance of 2,433,889 new shares with a par value of €5 each, i.e., an increase in the Company’s capital of €12,169,445. Upon completion of this transaction, the Company’s share capital had been increased from €2,598,264,800 divided into 519,652,960 shares to €2,610,434,245, divided into 522,086,849 shares with a par value of €5 each.

20. Financial Information concerning the assets, financial position, and results of the issuer

20.3 Dividend policy

20.3.1 Dividends paid during the last five fiscal years

(in euros)	2007 dividend	2008 dividend	2009 dividend	2010 dividend	2011 dividend
Gross Dividend Per Share	1.21	1.21	1.21	1.21	0,7
Net Dividend Per Share	* 1.21	* 1.21	* 1.21	* 1.21	0,7
Amount of Dividends Paid (without tax credit)	553,459,872	553,824,460	579,538,650	586,792,691	353,790,523

*
Individual shareholders are eligible for a 40% tax reduction on such dividends (or, on options, a flat withholding tax for the dividend distributed in 2008, 2009, 2010 and 2011 respectively for the 2007, 2008, 2009 and 2010 fiscal years).

20.4 Litigation

The most significant litigation involving the Company or its subsidiaries is described in chapter 20, paragraph 20.4 of the 2011 Registration Document and updated below. In addition, tax audits and disputes are described in note 24 to the consolidated financial statements as at June 30, 2012 (see Chapter 20.6 below).

Other than as described below, there are no other current or threatened legal, governmental or arbitration proceedings involving the Company or its subsidiaries which during the past twelve months have had or may in the future have a material adverse effect on the financial condition or profitability of the Company or the Group.

Water

Aquiris

Since 2001, Aquiris, a 99% subsidiary of the Company, holds a concession pursuant to which it is responsible for constructing and operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. In the course of these disputes, two expert reports were delivered. The first report on the “causes” of the disruption was delivered on January 13, 2011 and concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station. The second report on the environmental damage caused by the disruption was delivered on May 31, 2012. An interim hearing was held on September 17, 2012.

In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the concession authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the concession authority. Aquiris is claiming compensation for its losses and requesting confirmation that the significant upgrading costs that will be required should be borne by the concession authority. Aquiris and the SBGE asked a panel of experts to render a technical opinion concerning these matters, and their “remedies” report was made public on December 8, 2011. The experts concluded in particular that when the contractual performance parameters were not reached, it was notably because the characteristics of the wastewater received by Aquiris did not conform to specification (40% of water received did not meet specification). They also confirmed that certain structures are too small for the installation and made a series of technical recommendations, which included a variable allocation of costs between the parties depending on the measure recommended. Following this report, Aquiris and SBGE have commenced negotiations on the final acceptance of the plant and a possible modification of the concession contract. These negotiations have not yet led to an understanding. In the meantime, Aquiris still has additional costs to bear. Concomitantly, the court procedure is running its course and a hearing should be set by June 2013. On June 12, 2012, SBGE counterclaimed for compensation from Aquiris for the damages allegedly suffered by it as a result of the disruption of the Brussels-North treatment plant from December 8 to December 19, 2009.

Lastly, on May 29, 2012, Aquiris brought an action against SBGE before the Brussels commercial court seeking payment of outstanding amounts on several annuities. An introductory hearing was held on June 7, 2012. The next hearing is set for April 26, 2013.

Based on the currently available information, the Company believes that these proceedings will not have a material impact on its financial position or results.

Lastly, on June 17, 2009, the company SA Ondernemingen Jan de Nul (“Jan de Nul”), whom Aquiris entrusted with the design and construction of the Brussels-North wastewater treatment plant, introduced a claim against Aquiris for compensation of the increase in metal prices that Jan de Nul was unable to obtain from the Brussels Capital-Region, the grantor authority. On December 8, 2011, Aquiris was ordered in the first instance to pay Jan de Nul €5 million plus legal costs and interests as from the writ of summons (June 17, 2009). Aquiris appealed this judgment of first instance on March 9, 2012.

Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (“FCO”) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (“BWB”), a company held at 100% by the Land but on which RVB (a company jointly controlled by Veolia Wasser GmbH and RWE) has indirect economic rights, alleging an abuse of dominant position in water distribution, allegedly characterized by charging excessive rates. Upon completion of its investigation, on December 5, 2011, the FCO addressed a statement of objections (draft decision) to BWB for comment, in which it demanded a reduction in its average annual proceeds. BWB and Veolia Wasser GmbH (as third party intervener) addressed their comments to the FCO at the end of January 2012. A second statement of objections was notified to BWB on April 2, 2012, which raised once again comments from BWB and Veolia Wasser GmbH. The FCO then delivered on June 5, 2012 a final decision, ordering a decrease in BWB’s average annual proceeds per cubic meter generated from the sale of drinking water to end customers of 17 to 18% as compared to 2011 (reference year), for the next four years. This decrease should be implemented no later than December 31, 2013. BWB initiated a proceeding on the merits before the Court of Appeal of Düsseldorf on June 11, 2012.

Concomitantly, BWB contested in March 2011 the FCO’s jurisdiction before the administrative court; this court declared it lacked jurisdiction to hear the proceedings. An appeal has been lodged before the Münster regional administrative high court, which confirmed the decision of the administrative court on July 12, 2012.

Furthermore, in April 2009, Veolia Wasser GmbH and RWE brought an action before an arbitration court against the Land of Berlin for recognition of their method of recalculation of depreciation on replacement values at market price (“Wiederbeschaffungszeitwerte” or “WBZW”) and for which they seek compensation.

In parallel, Veolia Wasser GmbH also lodged on March 12, 2012 a constitutional complaint against the Berlin Public Disclosure Act (“Offenlegungsgesetz”) before the German federal constitutional court with regard to the disclosure of the partial privatization contracts of BWB dated January 18, 1999 and their subsequent amendments.

Finally, after the announcement by RWE of its intention to dispose of its shares in RVB to the Land of Berlin (and, as a consequence, of its indirect economic rights in BWB), Veolia Wasser GmbH sought a preliminary injunction against the disposal. On May 30, 2012, the court rejected the motion of Veolia Wasser GmbH. Veolia Wasser GmbH appealed the decision on June 1, 2012 but its request was rejected on August 29, 2012. On July 18, 2012, the Land of Berlin and RWE entered into a share purchase agreement. However, this purchase has to be approved by the parliament of the Land of Berlin to become effective.  Veolia Wasser GmbH also initiated arbitration proceedings against RWE on August 10, 2012 seeking compensation for the intended transfer of the share held by RWE in RVB to the Land of Berlin. The arbitration court has not yet been constituted.

At this point, the Company is unable to determine the implementation modalities for the tariff reduction or to assess whether these proceedings are likely to have a material impact on its financial position or results.

European Commission investigation

On January 18, 2012, following unannounced inspections carried out in April 2010, the European Commission opened investigative proceedings aimed at determining whether behavior in the French water and wastewater markets has been coordinated, in conjunction with the French water trade association, the Fédération Professionnelle des Entreprises de l’Eau (“FP2E”), and in particular with respect to price components invoiced to customers. The opening of these proceedings in no way suggests that the results of the investigation are a foregone conclusion. Depending on the results of the investigation, the European Commission will consider either closing the case or sending the companies concerned and the FP2E a statement of objections. In the latter case, Veolia will use all means of defense at its disposal.

At this point, the Company is unable to assess whether these proceedings are likely to have a material impact on its financial position or results.

Veolia Water North America Operating Services

Atlanta

In June 2006, Veolia Water North America Operating Services, LLC (“VWNAOS”) initiated legal proceedings against the City of Atlanta (the “City”), a former municipal customer, alleging, among other things, unpaid invoices for services performed, withheld retainage, the call of a $9.5 million letter of credit, and breach of contract. The City filed counterclaims alleging VWNAOS failed to fulfil certain of its obligations under their contract and for alleged damage to City-owned property. After discovery and various procedural and legal issues were addressed by the Court, trial of the matter commenced in United States District Court in Atlanta before Judge Thomas W. Thrash, Jr. on October 4, 2010. The case was tried before the Judge without a jury. The last day of testimony was October 18, 2010, and the parties thereafter submitted proposed findings of fact and conclusions of law to the Judge. Closing arguments took place on December 22, 2010. At trial, the City asserted damages against VWNAOS totalling $25.1 million. The City has acknowledged offsets (including the $9.5 million letter of credit it seized and various unpaid invoices) of $11.1 million, for a total amount allegedly due to the City from VWNAOS of $14 million, plus interest and attorney’s fees. On the other hand, VWNAOS asserted damages totalling $30.8 million (plus interest from December 10, 2010 until paid). This amount consists of unpaid invoices in the amount of $17.8 million (including interest through December 10, 2010), and the $9.5 million letter of credit, plus interest on the letter of credit of $3.2 million.

On June 3, 2011, the trial court issued an Order and Judgment, resulting in a net verdict of approximately $5 million in favor of VWNAOS.  The court awarded VWNAOS $15,192,788.52 in damages and awarded the City $10,184,343.53 in damages. On July 1, 2011, VWNAOS filed a motion with the trial court challenging, as being contrary to applicable law, certain rulings in the Order and Judgment awarding damages in favor of the City and failing to award prejudgment interest to VWNAOS.  On the same date, the City filed a motion with the trial court seeking a reduction in the amount awarded to VWNAOS asserting that the trial court miscalculated certain amounts the City had improperly deducted from VWNAOS’ invoices and also seeking an as yet unstated amount for attorney’s fees allegedly due to the City under the contract between the parties.  The City also requested prejudgment interest on the amounts awarded in its favor.

On August 26, 2011, the trial court denied the motions of both parties, except that it granted the requests for prejudgment interest.  As a result, the trial court entered an Amended Judgment in favor of VWNAOS in the net amount of $10,001,991.58. Both sides have appealed the case to the United States Court of Appeals for the 11th Circuit. Oral argument on the appeal has been scheduled for December 4, 2012.

While the outcome of this dispute cannot be determined with certainty, the Company does not believe its ultimate resolution will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Indianapolis

In April 2008, two subsidiaries of the Company, Veolia Water North America Operating Services and Veolia Water Indianapolis, LLC (VWI), were named as defendants in two potential class actions filed before the Indiana state courts, which have since been consolidated. The plaintiffs allege that the meter-reading practices used by VWI for Indianapolis customers were inconsistent with VWI’s contract with the local water authority and with Indiana consumer protection law. The plaintiffs claim that VWI billed customers on the basis of estimates of water usage, rather than actual usage, more frequently than the contract permitted, resulting in overcharges that, although later credited to the customers, deprived the customers of their money for a period of time. The plaintiffs also contend that the methods used by VWI to estimate water consumption were inappropriate and violated applicable laws. The plaintiffs are seeking certification of a class of similarly situated residential water customers. VWI believes that its billing and meter reading practices complied with its contract and with relevant laws and regulations, and that the claims of the plaintiffs are without merit. It intends to defend its interests vigorously.

On January 13, 2009, the court granted a motion to dismiss filed by Veolia Water North America Operating Services and VWI, but granted the plaintiffs leave to re-file their complaint. On January 23, 2009, the plaintiffs filed an amended complaint against Veolia Water North America Operating Services and VWI, and also named the water authority of the City of Indianapolis as a defendant. Mediation was conducted on April 6, 2010, but was not successful. Motions for summary judgment by the City and the Veolia entities thereafter were granted in part and denied in part. A motion for reconsideration by the Veolia entities was granted, leaving only a breach of contract claim against the Veolia entities and the City.

On September 23, 2011, the City and the Veolia entities each moved to dismiss the case for lack of jurisdiction on the grounds that plaintiffs had failed to exhaust their administrative remedies by not first raising the matter before the Indiana Utility Regulatory Commission. The court conducted a hearing on the motions on December 20, 2011. On February 1, 2012, the court issued an order granting defendants’ motions to dismiss for lack of subject matter jurisdiction. Plaintiffs have filed an appeal. Both sides have submitted briefs to the Indiana Court of Appeals.  No date for oral argument has been set by the Court.

Although at this stage of the proceedings it is not possible to estimate its potential financial consequences, the Company believes that this lawsuit will not significantly affect its financial position, results of operations or liquidity.

WASCO and Aqua Alliance Inc.

Several current and former indirect subsidiaries of Veolia Eau in the United States(2) are defendants in lawsuits in the United States in which the plaintiffs seek recovery for personal injuries and other damages allegedly due to exposure to asbestos, silica and other potentially hazardous substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries retain liability and in certain cases manage the defense of the lawsuits. In addition, in certain instances, the acquirers of the former subsidiaries benefit from indemnification obligations provided by Veolia Eau or Veolia Environnement in respect of these lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s current or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s current or former subsidiaries, which are accused of having contributed to the injuries alleged. Reserves have been booked for the possible liability of current subsidiaries in these cases, based on the nexus between the injuries claimed and the products manufactured or sold by these subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are booked at the time such liability becomes probable and can be reasonably assessed, and do not include reserves for possible liability in lawsuits that have not been initiated.

____________________________________
(2) Subsidiaries of the Aqua Alliance group or of WASCO (formerly Water Applications & Systems Corporation and United States Fllter Corporation), the parent company of the former U.S. Filter group, most of whose businesses were sold to various buyers in 2003 and 2004.

As of the date of this update to the 2011 Registration Document was filed, a number of such claims have been resolved either through settlement or dismissal. To date, none of the claims has resulted in a finding of liability.

During the five-year period ended December 31, 2011, the average annual costs that the Company has incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately US$324,000, after reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, the Company currently has no reason to believe that any material increase is likely to occur, nor does it expect these claims to have a material adverse effect on its business, financial position, results of operations or liquidity.

Energy

Prodith – Elvya

On September 3, 1970, a concession agreement was concluded between Prodith, a subsidiary of Dalkia France, and the Lyon metropolitan authority (Communauté Urbaine de Lyon) which called for the construction and operation, for an initial 30-year period, of a public heating and cooling system service on behalf of the Lyon metropolitan authority. Following the decision of the Lyon metropolitan authority to terminate the agreement early on January 21, 2003 and the disagreement between the parties concerning the compensation owed to Prodith, Prodith brought an action before the Lyon administrative court seeking a judgment ordering the Lyon metropolitan authority to pay it €47.8 million.

In a judgment issued on May 16, 2007, the Lyon administrative court denied Prodith’s claims for compensation on the grounds that the concession agreement and the amendments thereto were void because the Lyon metropolitan authority lacked the power to sign the agreement in 1970. Prodith appealed that judgment.

In a decision dated October 22, 2009, the Lyon administrative court of appeal reversed the judgment of the administrative court but nevertheless held that the agreement was void due to the Lyon metropolitan authority’s lack of power to sign it and, on those grounds, found that the Lyon metropolitan authority was not contractually liable. With regard to the consequences of this invalidity, the Court denied Prodith’s claims for compensation on tort grounds, considering that the company had not proved that it had suffered a loss because it had generated profits during the performance of the agreement, and it denied Prodith’s claim for lost profits on the grounds that the agreement had been performed for its full term. However, the Court confirmed Prodith’s property rights to the land on which the Lafayette thermal power plant is located. On December 22, 2009, Prodith appealed the decision of October 22, 2009 to the French Supreme Court. In light of very recent case law, Prodith withdrew its appeal on June 30, 2010, and this withdrawal was formally accepted on July 22, 2010.

Following the early termination of the agreement with Prodith, the Lyon metropolitan authority initiated a competitive bid procedure to award the contract for providing a public heating and cooling system service. At the conclusion of this procedure, the contract was awarded to Dalkia France, which was replaced by its subsidiary, Elvya. That contract was signed on July 23, 2004.

In a judgment dated December 15, 2005, the Lyon administrative court invalidated the decision empowering the president of the Lyon metropolitan authority to sign the agreement with Dalkia France on the grounds that there had been no prior consultation of the Lyon metropolitan authority’s joint committee (comité mixte paritaire) and that the principle requiring bidders to be treated equally had been breached as a result of a late change in the bid package. The court held that the nature of the defects affecting the decision to sign the agreement delegating this public service necessarily invalidated the agreement. In a decision dated February 8, 2007, the Lyon administrative court of appeal affirmed this judgment and gave the parties a period of 18 months to attempt to rescind the agreement in an amicable manner.

Because no amicable resolution was reached, on June 25, 2007, the Lyon metropolitan authority brought an action before the Lyon administrative court requesting a rescission of the agreement and a finding on compensation. Elvya claimed compensation in the amount of €68.8 million. In a judgment dated October 22, 2009, the court rescinded the agreement and held that, on the grounds of the metropolitan authority’s tortuous conduct, Elvya was entitled to be compensated for its necessary expenditures, the amount of which was to be determined by a panel of experts. The court also held that the tortious liability of the Lyon metropolitan authority would be reduced by 50% on the grounds that Dalkia France could not have been unaware of the irregularities in the competitive bid procedure.

In 2009, a competitor of Elvya initiated proceedings before the administrative Court of Lyon seeking the liability of the Lyon metropolitan authority for irregularities in the competitive bid procedure and therefore claiming compensation in the amount of €7.7 million. The Lyon metropolitan authority considers that this claim is without merit and that, in any event, the Group should bear half of any potential compensation amount. The administrative Court of Lyon informed the Group of this claim in September 2011. On July 5, 2012, the Lyon administrative Court ordered the metropolitan authority to pay €6.3 million to the plaintiff and rejected the claim that the Group should bear half of any potential compensation amount. In August 2012, the Lyon metropolitan authority lodged an appeal and applied for a stay of execution of this judgment. A tender notice has been issued on July 2, 2012 by the Lyon metropolitan authority for the award of the public service delegation from 2013 onwards.

At this point, the Company considers that these disputes should not have a significant impact on its financial position, results of operations or liquidity.

Dalkia Solar Italia

In March 2010, Dalkia Solar Italia (“DSI”), Siram and Dalkia España signed an Engineering, Procurement and Construction (“EPC”) contract for 39 photovoltaic fields in Puglia (southern Italy) with several special purpose companies (“SPVs”) owned by Global Solar Fund (the “client”). Notwithstanding a delay in the performance of the works in respect of the timing scheduled in the EPC, all the photovoltaic fields were completed before the end of 2010, enabling the SPVs to obtain the regulatory tariff from the relevant authorities. The client, however, stopped paying DSI’s invoices and delivery was refused by DSI so that DSI would remain the owner of the assets until payment is made.

On February 3, 2011, the SPVs announced the termination of the contract and claimed that penalties (for termination and delays) for a total amount of €41.3 million were also due. DSI, for its part, has suspended all payments to the photovoltaic panel suppliers, which are affiliated to the client.

In order to prevent the possible drawdown by the client of the performance bonds that were provided in connection with the construction contract for the project, DSI sought injunctive relief before the Court of Milan. DSI also sought to secure the receivables under the EPC by petitioning the court to put the photovoltaic fields owned by the SPVs in escrow pending resolution of the litigation. These two actions were rejected at the first hearings. However, DSI did obtain the right to receive six weeks’ prior notice before any payment under the performance bonds can be made. On October 14, 2011, the appeal against the decision to reject the escrow of the fields was rejected.

Following a demand made on August 23, 2011 by the client and the SPV to drawdown  of one of the performance bond (in the amount of €12 million), DSI instituted a second proceeding before the Court of Milan for injunctive relief, similar to that initially sought, seeking the suspension of drawdowns under the bank guarantee. On January 27, 2012, the Court of Milan decided to close the proceedings due to the parties’ inaction, following the signature of a global settlement (detailed below).

On July 25, 2011, DSI, Siram and Dalkia España filed a request for arbitration before the International Chamber of Commerce (ICC) to obtain  payment of the balance due under the EPC contract (approximately €95 million), plus interest and other, additional costs and ancillary indemnities, from the SPVs. On October 12, 2011, the SPVs filed their answer and counterclaims with the ICC.

On January 12, 2012, a global settlement was signed, whose “closing” should have been finalized by mid-April 2012. It provides notably:

i.	that the proceedings and request for arbitration be dropped;

ii.	the escrow of the performance bonds; and

iii.	payments of all sums due to the Group under the EPC.

However, in light of the inability of the SPVs to fulfil their obligations at the date initially set, two successive amendments to the settlement were respectively signed on April 24 and July 11, 2012, allowing for a final closing by the end of 2012.

On September 10, 2012, EDS Infrastrutture S.p.A. (“EDS”), a subcontractor appointed by DSI, served an arbitration claim on DSI seeking payment of approximately €3.4 million in principal for works carried out in relation to the construction of the photovoltaic fields. However, the settlement agreement signed with the client and the SPVs, as subsequently amended, provides for a specific indemnification obligation of the SPVs towards DSI, Siram and Dalkia España up to €3,786,028 (“EDS Credit”), by December 31, 2012, to either (a) pay the EDS Credit, on behalf of DSI with full and final release;  (b) assume (accollarsi) the debt of DSI corresponding to the EDS Credit with full and final release; or (c) procure that EDS fully and finally waives any notice, request for payments, judicial or extrajudicial action in respect of the EDS Credit.

At this point, the Company considers that, on the basis of the terms and conditions of the abovementioned settlement agreement and provided that the client will fulfill its obligations under the said settlement, such disputes with the client should not have a significant impact on its financial position, results of operations or liquidity.

Environmental Services

TEC

In April and May 2008, three actions were initiated against the Calabria region or the Extraordinary Commissioner of Calabria (“the Commissioner”) for payments due in relation to a concession agreement for the TEC 1 incinerator in Calabria:

▪
An action by Termo Energia Calabria (“TEC”), a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”) against the Calabria region for non-payment of subsidies in the amount of €26.9 million. In February 2011, an Italian administrative court ordered the Calabria region to pay the subsidies. The decision has been appealed by the region, and is currently before the Rome Supreme Court, whose decision has not yet been issued following the hearing held on April 24, 2012.

▪
An action by TEC against the Commissioner for €62.2 million in operating fees, cost reimbursement and other amounts due under the concession agreement. In July 2010, a Rome arbitration court awarded €27 million to TEC (excluding “gate fees” and statutory interest), and dismissed the counterclaims. The decision was declared enforceable by the Rome Civil Court on September 17, 2010.

▪
An action by Termomeccanica Ecologia S.p.a. (“TME”), which sold to Veolia Propreté and Veolia Servizi Ambientali S.p.a. (“VSA”) a 75% interest in VSAT in 2007 and remained minority partner through SIEE until July 2011, in the name of TEC, against the Commissioner for payments due in respect of the construction of the TEC 1 incinerator. This action was taken over directly by TEC in July 2011. An award of €28 million was made in favor of TEC (excluding statutory interest).

The Commissioner and the Italian State have appealed these two arbitration awards (second and third actions above) to the Rome Court of Appeals, which rejected a request for stay of execution on June 23, 2011, and has scheduled a hearing for January 14, 2014. In December 2011, €94 million was placed in an escrow account with the Bank of Italy, representing the awards (including interest) plus an additional 50%. On July 19, 2012, the provisional payment of €65 million to TEC was authorized by the Rome civil court and effectively credited on August 27, 2012 by the Bank of Italy on TEC’s account.

In December 2011, TEC also made a formal claim against the Commissioner (concession authority) seeking payment of €139.8 million (the subsidies, the amount of the two arbitration awards and certain other amounts due). TEC notified the Commissioner that, in the absence of payment by January 31, 2012, the concession agreement would be terminated with retroactive effect as a result of the authority’s breach. The Commissioner requested on January 13, 2012, that TEC ensured the continuation of public service. On January 31, 2012, TEC formally notified the Commissioner of the termination of the concession agreement, and agreed to provide the public service on a transitional basis under a “prorogatio” against reimbursement of its costs. The Commissioner agreed to this transitional arrangement and made an initial payment in February 2012. On March 8, 2012, the Commissioner challenged the termination of the concession agreement.

In the meantime, TEC filed a request for a voluntary liquidation plan, known as a “Concordato Preventivo”, with a court in La Spezia on February 10, 2012, which was admitted on February 23, 2012. This procedure allows for a proposal of full payment of preferential creditors and partial payment of all other creditors (in full and final settlement).

TEV

Following an order issued by the Public Prosecutor's Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating license and discharges of polluted wastewater. Despite the decision, on October 19, 2011, by the Lucca Public Prosecutor's Office to lift the closure order on the plant, the operating license for the Falascaia plant was cancelled by the Province of Lucca on November 10, 2011. Termo Energia Versilia (“TEV”), a 98.99% subsidiary of VSAT and the license holder, filed an appeal before the Florence administrative court on January 23, 2012 against the cancellation decision.

On March 21, 2012, TEV made a formal claim against the concession authorities:

▪
seeking payment of €22 million due under the contract for (i) services provided by TEV from 2006 to 2010, (ii) pricing adjustment, (iii) non provision of solid urban waste and (iv) non provision of waste from selective sorting; and

▪	pricing adjustment for 2012.

The formal claim also provided notice that, in the absence of such payment and adjustment by May 15, 2012, the contract would be terminated with retroactive effect as a result of the authorities’ breach. On May 15, 2012, TEV acknowledged the termination of the contract. On June 29, 2012, TEV surrendered the facility to the authorities.

Concordato Preventivo di Grupo

Simultaneously to the admission of TEC’s Concordato Preventivo, some creditors of TEV and VSAT launched judicial procedures for recovery. As a consequence, a request for a group voluntary liquidation plan, i.e. a “Concordato Preventivo di Grupo” (“CPG”), was filed in relation to the VSAT group, which includes TEC and TEV, with the La Spezia Civil Court on April 18, 2012. On April 20, 2012, the request for CPG was admitted by the court. One of the interest of the CPG is that it allows to join procedures with a single juge, the same court appointed administrator(s) and only one mass of debts and receivables for all concerned entities. From the date of admission onwards, TEC is part of the CPG and all legal proceedings involving the VSAT group (as detailed above) are now under the control of two court appointed administrators.

Further revocation of the CPG dated April 18, 2012, a pre-concordato preventivo has been filed on September 17, 2012. Creditors will have to approve this proposal. The court will determine the date at which the creditors will vote before the end of 2012. Then the Court will have to homologate the CPG. The homologation decision is expected by spring 2013.

If the vote of the creditors is not favorable or if the Court does not homologate the CPG, VSAT and its subsidiaries will be liquidated.

Other segments

DGCCRF – Veolia Transport

In 1998, the DGCCRF (a French administrative body with jurisdiction over competition matters) conducted an inspection and seized evidence on the premises of the Company’s transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, for the purpose of obtaining proof relating to possible anti-competitive practices in this market. In September 2003, the French Competition Council served notice of two grievances on Veolia Transport alleging possible collusion among operators between 1994 and 1999 which may have limited competition at the local and national level in the public passenger transportation market for urban, inter-urban and school services. In September 2004, the Competition Council served Veolia Transport with notice of additional grievances alleging the existence of an anticompetitive agreement at the European Union level. On July 5, 2005, the Competition Council issued a decision in which it partially validated the claims of the competition authorities, and ordered Veolia Transport to pay a fine of approximately €5 million, which the Company paid. The Paris Court of Appeals affirmed the decision of the Competition Council on February 7, 2006 and on March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court found in favor of certain arguments made by Veolia Transport and, in its decision dated October 9, 2007, reversed the decision of the Paris Court of Appeals and remanded the case to a different panel of the same court. On October 8, 2009, Veolia Transport brought the case before this new panel of the appellate court. In a decision rendered on June 15, 2010, and notwithstanding the French Supreme Court’s decision, the Paris Court of Appeals upheld the principle and amount of a €5 million fine. Veolia Transport has therefore filed another appeal with the French Supreme Court. On November 15, 2011, the French Supreme Court reversed a second time the decision of the Paris Court of Appeals, on the grounds that the same formation of the Court should not have been both judge of the advisability of the investigations and judge on the merits of the case, without infringing the principle of impartiality provided by the European Convention on Human Rights, and remanded the case to a different panel of the same court. On June 29, 2012, Veolia Transport lodged an appeal with the new panel of the Paris Court of Appeal against the decision of the French Competition Council dated July 5, 2005 and against the order dated November 27, 1998 that had authorized the inspection and seizures.

On July 3, 2012, the Paris Court of Appeals decided to treat both appeals separately. A hearing was held on the appeal on the merits of the decision of the French Competition Council on September 20, 2012, which set the preliminary case schedule. To the Company’s knowledge, no hearing has been set to date for the appeal against the order that authorized the inspection and seizures.

HarzElbeExpress Rail Accident in Germany

A serious head-on collision occurred on Saturday, January 29, 2011 between a HarzElbeExpress passenger train operated by Veolia Verkehr Sachsen Anhalt GmbH, a Veolia Transdev subsidiary, and a freight train, near Hordorf and Magdeburg in Saxony-Anhalt (Germany). Around fifty people were aboard the HarzElbeExpress train.

The disaster claimed the lives of ten people, including the driver of the passenger train and a member of the railway staff. 23 injuries have been reported. In December 2011, criminal proceedings for manslaughter, endangerment of rail traffic and physical harm through negligence were instituted against the driver of the freight train, who allegedly disregarded railway signaling.

As the results of the investigation of the accident have exonerated the Company, the Company believes that this incident will not have a material effect on its results of operations or cash flows.

Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries has brought a number of legal proceedings against SNCM, a subsidiary of Veolia Transdev. Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals cancelled the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. As a consequence, the concession authority filed a motion for termination of the public service delegation agreement with the Bastia administrative court on February 24, 2012. SNCM, for its part, appealed the order to the French administrative Supreme Court on January 5, 2012. On July 13, 2012, the French administrative Supreme Court cancelled the decision of the Marseille administrative court of appeals dated November 7, 2011 and referred the matter back to this court.

Veolia Transport’s acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) was notably conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. In the absence of an appeal by the concession authority, Veolia Transport notified CGMF on January 13, 2012 of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. In the absence of a reaction from CGMF to a proposal for the out-of-court settlement of the dispute, Veolia Transport notified CGMF on February 7, 2012 of its intention to submit the case to the competent legal authority. On May 11, 2012, Veolia Transport brought an action against CGMF before the Paris commercial court. The next hearing has been set for September 24, 2012 for presentation by the CGMF of its submissions in reply.

On February 17, 2012, the French competition authority recommended that the concession authority assess its needs in terms of marine service to Corsica in order to limit the scope of a future public service delegation to the minimum necessary.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in limited circumstances, with European Commission authorization.  On September 11, 2012, the General Court of the European Union partially annulled the European Commission decision of July 8, 2008.  As a consequence, the reconsideration of the measures provided (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) is remanded to the European Commission, which will open a new examination procedure of the matter.  SNCM intends to appeal this judgment of the General Court of the European Union. The Company estimates that, should the measures provided be found to constitute State aids incompatible with the TFEU after reconsideration by the European Commission, the maximum amount potentially at risk for SNCM is approximately €275 million, excluding interest.

On June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica in respect of the public service delegation for the 2007-2013 period were in line with the European Union state aid rules.

In an action brought before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the French Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the French Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

State aids on airports

The European Commission is currently conducting several investigations on potential State aids within the meaning of article 107 of the TFEU in the air transport sector. In this context, the Commission opened on April 4, April 25 and May 30, 2012 several investigative proceedings on certain measures taken in favor of customer airlines and of the successive operators of the Carcassone, Nîmes and Beauvais airports, including companies partly or wholly owned by Veolia Transdev. If appropriate or necessary, Veolia Transdev intends to submit to the State comments as third party intervener.

At this point, the Company is not able to assess the consequences of these proceedings on its financial position or results of operations.

Veolia Environnement

On December 27, 2011 and January 13, 2012, U.S. law firms filed purported class action complaints in the United States Federal District Court for the Southern District of New York, against the Company and certain of its current and former officers. The plaintiffs sought to represent holders of the Company’s ADRs (American Depositary Receipts) who acquired them between April 27, 2007 and August 4, 2011. The complaint alleged that certain financial communications of the Company during the period from April 27, 2007 to August 4, 2011 were misleading, purportedly resulting in violations of Section 10(b) of the US Securities Exchange Act of 1934 and other federal securities laws.

In a letter addressed to the Court on May 25, 2012, counsel for the lead plaintiffs informed the Court that, after careful consideration of the facts and circumstances involved, the lead plaintiffs have determined to voluntarily dismiss the action. The Judge subsequently signed an order dismissing the case.

21. Complementary information concerning the share capital and the provisions of the Articles of Association

21.1 Information concerning the share capital

21.1.1 Share Capital

As of the filing date of this update of the Registration Document, the Company’s capital was €2,610,434,245 divided into 522,086,849 fully paid-up shares, all in the same class, with a par value of €5 each (see the table that sets out the changes in capital, in paragraph 21.1.6 below).

21.1.2 Market for the Company’s securities

The Company’s shares have been admitted to trading on the Euronext Paris market (Compartment A) since July 20, 2000, under ISIN code FR 0000124141-VIE, Reuters code VIE. PA and Bloomberg code VIE. FP. Veolia Environnement securities are eligible for the Service de règlement différé (deferred settlement service or “SRD”). Company shares have also been listed on the New York Stock Exchange in the form of American Depositary Receipts (ADR) under the symbol “VE” since October 5, 2001 (Reuters code: VE.N sur Reuters and Bloomberg code: VE UP or VE UN).

Company shares have been included in the CAC 40, the main share index published by Euronext, since August 8, 2001.

The tables below describe the highest and lowest listed prices and the volume of Veolia Environnement securities traded on the Euronext Paris market and the New York Stock Exchange, over the past 18 months.

Euronext Paris

Year (month/quarter)	Share Price (in €)		Trading Volume (in number of securities)
	Highest	Lowest
2012
August	9.410	8.080	75,897,940
July	10.290	8.361	90,106,460
Second Quarter	12.615	8.980	256,545,358
June	10.600	8.980	88,331,457
May	11.250	9.116	94,496,221
April	12.615	10.025	73,717,680
First Quarter	13.055	7.875	277,613,879
March	13.055	9.440	108,852 ,466
February	9.786	8.687	87,624,645
January	8.950	7.875	81,136,768
2011
Fourth Quarter	11.640	7.800	227,958,489
December	9.950	7.800	70,932,769
November	10.420	8.015	97,292,618
October	11.640	10.020	59,733,102
Third Quarter	19.885	9.381	261,674,593
September	11.800	9.381	76,640,978
August	15.965	9.700	130,267,696
July	19.885	15.540	54,765,919
Second Quarter	22.805	18.630	111,321,252
June	21.155	18.630	39,886,806
May	22.805	20.115	40,959,980
April	22.795	21.210	30,474,466
First Quarter	24.300	20.155	115,971,385
March	24.005	20.155	52,281,746
Source : Bloomberg

New York Stock Exchange

Year (month/quarter)	Share Price (in USD)		Trading Volume (in number of securities) (1)
	Highest	Lowest
2012
August	11.410	9.830	2,830,574
July	12.750	10.090	4,012,194
Second Quarter	16.670	11.070	19,286,883
June	13.150	11.070	4,455,041
May	14.770	11.250	7,582,274
April	16.670	13.390	7,249,568
First Quarter	17.160	10.120	18,738,658
March	17.160	13.480	8,270,669
February	13.000	11,810	5,446,027
January	11.600	10.120	5,021,962
2011
Fourth Quarter	16.000	10.150	20,988,543
December	12.920	10.150	7,559,430
November	14.440	10.890	6,823,872
October	16.000	13.210	6,605,241
Third Quarter	28.800	13.020	23,574,345
September	16.840	13.020	8,417,499
August	22.200	13.690	10,551,793
July	28.800	22.160	4,605,053
Second Quarter	33.850	26.490	7,696,853
June	30.310	26.49	3,007,365
May	33.850	28.570	2,878,960
April	33.830	30.160	1,810,528
First Quarter	33.240	27.910	7,763,415
March	33.150	27.980	3,588,439
Source : Bloomberg

21.1.6 Table on Capital Evolution

The table below shows the changes in Veolia Environnement’s share capital since the beginning of the 2006 fiscal year and until the filing date of this update:

Date of the General Shareholders’ Meeting	Transaction	Number of shares issued	Par value of the shares (in €)	Par value amount of the capital increase (in €)	Issuance or contribution premium (in €)	Cumulative amount of capital	Cumulative number of shares
06/21/2000 04/25/2002 05/12/2004 (recorded by the Board of Directors’ meeting dated 03/09/2006)	Exercise of share subscription warrants and of stock options	73,923	5	369,615	1,456,335	2,039,363,030	407,872,606
06/21/2000 04/25/2002 05/12/2004 (recorded by the Board of Directors’ meeting dated 09/14/2006)	Exercise of share subscription warrants and of stock options	991,894	5	4,959,470	29,011,377	2,044,322,500	408,864,500
05/11/2006 (recorded by the Chairman and Chief Executive Officer on 12/15/2006)	Capital increase reserved for employees (group savings plan)	1,931,340	5	9,656,700	62,807,177	2,053,979,200	410,795,840
06/21/2000 04/25/2002 05/12/2004 05/12/2005 (recorded by the Board of Directors’ meeting dated 03/07/2007)	Exercise of stock options	1,830,710	5	9,153,550	52,109,661	2,063,132,750	412,626,550
06/21/2000 04/25/2002 (recorded by the Board of Directors’ meeting dated 06/10/2007)	Exercise of stock options	2,722,082	5	13,610,410	68,869,237.01	2,076,743,160	415,348,632
06/21/2000 04/25/2002 (recorded by the Chairman and Chief Executive Officer on 07/10/2007)	Exercise of stock options	179,688	5	898,440	4,229,969	2,077,641,600	415,528,320
05/11/2006 (recorded by the Chairman and Chief Executive Officer on 07/10/2007)	Capital increase in cash with preferential subscription rights	51,941,040	5	259,705,200	2,321,764,488	2,337,346,800	467,469,360
05/10/2006 (recorded by the Chairman and Chief Executive Officer on 12/12/2007)	Capital increase reserved for employees (group savings plan)	3,061,675	5	15,308,375	132,948,611.80	2,352,655,175	470,531,035
05/10/2006 (recorded by the Chairman and Chief Executive Officer on 12/12/2007)	Capital increase reserved for a specific category of beneficiaries	188,771	5	943,855	8,151,131.78	2,353,599,030	470,719,806
06/21/2000 04/25/2002 05/12/2004 (recorded by the Board of Directors’ meeting dated 03/06/2008)	Exercise of stock options	1,042,950	5	5,214,750	26,877,494.36	2,358,813,780	471,762,756
06/21/2000 04/25/2002 05/12/2004 (recorded by the Board of Directors’ meeting dated 08/06/2008)	Exercise of stock options	773,693	5	3,868,465	17,875,554.98	2,362,682,245	472,536,449

Date of the General Shareholders’ Meeting	Transaction	Number of shares issued	Par value of the shares (in €)	Par value amount of the capital increase (in €)	Issuance or contribution premium (in €)	Cumulative amount of capital	Cumulative number of shares
08/06/08 (recorded by the Board of Directors’)	Regularization of an error: cancellation of a share	-1	5	-5	-21.18	2,362,682,240	472,536,448
04/25/2002 05/12/2004 (recorded by the Board of Directors’ meeting dated 03/05/2009)	Exercise of stock options	40,218	5	201, 090	707,064.28	2,362,883,330	472,576,666
05/07/2009 (recorded by the Chairman and Chief Executive Officer on 06/04/2009)	Capital Increase related to the payment of the dividend in shares	20,111,683	5	100,558,415	222,435,213.98	2,463,441,745	492,688,349
05/07/2009 (recorded by the Chairman and Chief Executive Officer on 08/05/2009)	Capital increase reserved for employees (group savings plan)	911,014	5	4,455,070	14,831,307.92	2,467,996,815	493,599,363
06/21/2000 04/25/2002 05/12/2004 (recorded by the Board of Directors’ meeting dated 03/04/2010)	Exercise of stock options	31,011	5	155,055	508,755	2,468,151,870	493,630,374
05/07/2010 (recorded by the Chairman on 06/07/2010)	Capital Increase related to the payment of the dividend in shares	3,732,018	5	18,660,090	60,607,972.32	2,486,811,960	497,362,392
05/07/2010 (recorded by the Chairman and Chief Executive Officer on 12/15/2010)	Capital increase reserved for employees (Group saving plans)	1,692,862	5	8,464,310	21,567,061.88	2,495,276,270	499,055,254
06/21/2000 04/25/2002 05/12/2004 (recorded by the Chairman and Chief Executive Officer on 01/26/2011)	Exercise of stock options	71,113	5	355,565	1,239,807.13	2,495,631,835	499,126,367
05/17/2011 (recorded by the Chairman and Chief Executive officer on 06/15/2011)	Capital Increase related to the payment of the dividend in shares	20,462,396	5	102,311,980	281,153,321.04	2,597,943,815	519,588,763
04/25/2002 (recorded by the Board of Directors’ meeting dated 08/03/2011)	Exercise of stock options	64,197	5	320,985	862,347.57	2,598,264,800	519,652,960
05/16/2012 (recorded by the Board of Directors’ meeting dated 06/14/2012)	Capital Increase related to the payment of the dividend in shares	2,433,889	5	12,169,445	12,047,750.55	2,610,434,245	522,086,849

21.1.7 Non-equity securities

EMTN Program

In June 2001, a Euro Medium Term Note (EMTN) program was implemented for a maximum amount of €4 billion.

This limit was raised to €8 billion on June 26, 2002, to €12 billion on June 9, 2006, and then to €16 billion on July 13, 2009.

The main issuances that make up the outstanding amounts of this program at June 30, 2012 are as:

Issue date	Nominal issue amount	Complementary issuances/partial repurchases		Nominal amount outstanding June 30, 2012	Yield	Maturity
May 28, 2003	€1 billion		}	€432 million	4.875%	May 28, 2013
July 1, 2010		€(444) million
November and December 2011		€(56) million
January and March 2012		€(68) million
May 28, 2003	€750 million		}	€620 million	5.375%	May 28, 2018
March 2012		€(130) million
November 25, 2003	€700 million			€700 million	6.125%	November 25, 2033
May 26, 2005	USD 50 million			USD 50 million	4.685%	June 30, 2015
June 17, 2005	€600 million		}	€875 million	1.75% + inflation rate of euro-zone (excluding tobacco)	June 17, 2015
April 1, 2008		€275 million
December 12, 2005	€900 million			€900 million	4.00%	February 12, 2016
December 12, 2005	€600 million			€600 million	4.375%	December 11, 2020
November 24, 2006	€1 billion		}	€1 billion	4.375%	January 16, 2017
March 14, 2008		€140 million
January 2012		€(140) million
May 24, 2007	€1 billion			€1 billion	5.125%	May 24, 2022
October 29, 2007	GBP 500 million		}	GBP 650 million	6.125%	October 29, 2037
January 7, 2008		GBP 150 million
April 24, 2009	€1,250 billion		}	€819 million	5.25%	April 24, 2014
March 2012		€(431) million
April 24, 2009	€750 million			€750 million	6.75%	April 24, 2019
June 29, 2009	€250 million			€250 million	5.70%	June 29, 2017
July 1, 2010	€834 million			€834 million	4.247%	January 6, 2021
March 30, 2012	€750 million			€750 million	4.625%	March 30, 2027
June 28, 2012	chinese yuan 500 million			chinese yuan 500 million	4.50%	June 28, 2017

Between March 19 and March 27, 2012, Veolia Environnement refinanced early a portion of the bond lines maturing in 2013, 2014, 2017 and 2018 in the amount of €750 million by issuing a new bond line in the same amount maturing in 2027.

On June 26, 2012, within the frame of its EMTN program, Veolia Environnement issued a new bond line maturing in June 2017 for an amount of chinese yuan 500 million (i.e. €63.3 million as of the settlement date) to finance its chinese subsidiaries.

At June 30, 2012, the nominal amount outstanding on the EMTN program was €10,439 million, of which €10,007 million will mature in more than one year.

Early redemption of U.S. private placements

On January 9, 2012, Veolia Environnement SA sent a notice of early redemption to all holders of the U.S. private placement performed in January 2003. The private placement was redeemed early in full on February 9, 2012 for a euro-equivalent of €350.2 million.

Public issue on the US market

On May 28, 2008 Veolia Environnement issued bonds registered with the US Securities and Exchange Commission for an amount of USD 1.8 billion, at a fixed rate and in three tranches:

Issue date	Nominal amount of the issuance	Complementary issuances/partial repurchases	Nominal amount outstanding at June 30, 2012	Yield	Maturity
May 21, 2008	USD 700 million		USD 490 million	5.25%	June 3, 2013
October, November and December 2011		USD (210) million
May 21, 2008	USD 700 million		USD 700 million	6.00%	June 1, 2018
May 21, 2008	USD 400 million		USD 400 million	6.75%	June 1, 2038

At June 30, 2012 the outstanding amount of this loan was USD 1,590, i.e. €1,263 million, 1,100 million of which will mature in more than one year.

Commercial paper

At June 30, 2012 the outstanding amount of the commercial paper issued by the Company was €1,062 million.